JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431
Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

May  30, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:          ID Perfumes, Inc. .
Amendment No.1 to Registration Statement on Form 10
Filed  April 30, 2013
File No. 000-52675

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated May 13, 2013.

General:

1.           With respect to comment No.1,  we  have used the “10-12G/A” Edgar tag

2.           With respect to comment No. 2,  we are aware that the Commission may have comments on our confidentiality request and that the Company will not clear comments until all comments, if any, on the confidential treatment are resolved.   We have also noted that the redacted information has been filed separately with Securities and Exchange Commission.

3.           With respect to comment No. 3, the Company  filed its quarterly report for the period ended March 31, 2013 with the Commission on May 20, 2013.

Business:

4.           With respect to comment No. 4, be advised that under corporate history the following statement was made:  “On February 7, 2013 we amended our articles of incorporation and changed our name to ID Perfumes, Inc. to better reflect our new business operations”.

There is no operating subsidiary. ID Perfumes was formerly known as Adrenalina.  The referenced licensing agreements were executed prior to February 7, 2013 and thus the agreements identify Adrenalina as the Licensor.

ID Perfumes is a Nevada corporation.  Any agreements identifying either Adrenalina or ID Perfumes  as a Florida corporation are inaccurate.

We have further clarified these points where necessary in the Registration Statement.

As to the Certificate of Merger filed with the  Nevada Secretary of State on December 5, 2007, we have attached the Agreement and Plan of Merger together with the Certificate of Merger filed with the Secretary of State.  We  believe that the amended Exhibit 2  further clarifies the Company’s  corporate history.   Reference is made to this exhibit in the Corporate History disclosure.

The Company’s Business Strategy:

5.           With respect to comment No. 5, as requested, we have relocated our discussion regarding fragrance suppliers and research and development under our discussion of :  “Production and  Supply for our fragrance lines”.

6.           With respect to comment No. 6, we have clarified our disclosure that it is the Company’s belief that as distribution channels expand, the Company will no longer be reliant on a few suppliers.

7.           With respect to comment No. 7,  be advised that Givaudan is our principal supplier of raw materials.  On January 13, 2013 we executed a Rebate and Exclusive Supplier Agreement with Givaudan.  The Agreement expires December 31, 2016.  The Agreement provides in part for Givaudan to be our exclusive fragrance supplier not only for Selena Gomez and Adam Levine but, any other fragrance we develop during the term of the Agreement.  Givaudan will be the exclusive supplier of our raw materials for any fragrance we develop.  If one of our fragrances is sold during the contract term,  the purchaser will be obligated to use Givaudan as its supplier.  We have requested confidential treatment with respect to pricing and rebate terms contained in the Agreement.

We have disclosed the term of the Agreement.  We did not include any other specific terms and conditions  of this agreement per our confidentiality request.

8.           With respect to comment No. 8,  the Daily Mail article  is not accurate.  The Company spent in excess of $2 million in advertising in launching the Selena Gomez fragrance line.  The  Company restates its position that the amount spent on research and development is not material.

Licensed Brands:

Selena Gomez:

9.           With respect to comment No. 9, be advised that Gigantic was a guarantor of the Licensing Agreement with Selena Gomez and July Moon Productions.  Gigantic has no rights to design, market, sell or distribute the Selena Gomez fragrance.   The Distribution Agreement with Mr. Lencovski erroneously states that Gigantic has acquired certain rights in connection with the Selena Gomez trademark.  This Agreement was verbally assigned to ID Perfumes and memorialized in an email (attached as part of exhibit 10.10) effective June 28, 2011.  The agreement has since been terminated without liability to any party.

Selena Gomez Product Launch:

10.           With respect to comment No. 10, we confirm that the Selena Gomez fragrance is being sold in Macy’s, Bon Tel, Belk, Von Maur and Ulta.

Status of Licensing Agreement:

11.           With respect to comment No. 11, in this section we have not provided additional disclosure with respect to the provisions of the Licensing Agreement which July Moon are breached.  Rather, we have referenced our disclosure under Legal Proceedings.  July Moon in its cross claim alleges that the Company’s failed to pay vendors, failed to meet advertising commitments and seeks declaratory relief as to the rights of the respective parties under the Licensing Agreement. Defendants  seek damages in the amount of $5.2 million exclusive of interest and costs.

During the pendency of the litigation, the Company will continue to market and sell the Selena Gomez fragrance line.

Procurement and Distribution:

12.           With respect to comment No. 12, we have revised the disclosure to more clearly reflect Suite-K’s responsibilities for warehousing and distribution services as per Exhibit 10.4. We have further clarified the role of Suite-K with respect to any manufacturing services provided.

13.           With respect to comment No. 13, we have deleted the disclosure with respect to the distribution agreement with Gigantic as this agreement has been cancelled.  Gigantic  currently has no  active operations.    We have made this statement in the Form 10.   The chronological history as set forth below is in response to your inquiry and not contained in the Form 10.

The relationship between Gigantic and ID Perfumes began in October 2009 pursuant to an office sharing arrangement.  At that time, the Company was known as Adrenalina and operated a retail, entertainment, media and publishing company.   Gigantic was involved in the fragrance industry marketing and selling the  Katy Perry fragrance line.  Mr. Hamon and Mr. Isaac Lekach are officers and managing members of Gigantic.  Isaac Lekach, Ilia Lekach and other family members were, and remain principal shareholders (“members”) of Gigantic.

In  June 2011 ID Perfumes entered into a  licensing agreement with Selena Gomez.  A similar licensing agreement was entered in January 2012 with Adam Levine .  Gigantic is a guarantor of the minimum  royalty payments  p under both agreements and Mr. Lekach is a guarantor of the Selena Gomez agreement.

In June  18, 2012 ID Perfumes signed a service agreement with Gigantic whereby Gigantic was to provide sales and  administrative services for ID Perfumes for a fee equal to 10% of  the Company’s sales.  The agreement was cancelled July 1, 2012.

Gigantic ceased active operations in July 2012.  Gigantic receives passive income from a royalty stream as a result of the sale of the Katy Perry fragrance line.

We have deleted Exhibit 10.7.

14.           With respect to comment No. 14,  we have revised our disclosure to state that Commonwealth  Corporation is the Company’s exclusive distributor to Elizabeth Arden for all domestic sales.  The company sells directly to Elizabeth Arden for sales outside the continental United States.   Commonwealth  has the right to purchase for resale and distribution products under the Selena Gomez and Adam Levine product lines.

Intellectual Property:

15.           With respect to comment No. 15, please be advised that with respect to  Vivamore,
We intend to launch the Vivamore fragrance line in July 2013.  Vivamore is a product line extension of the Selena Gomez fragrance line. Vivamore is scheduled to ship to customers  in July  2013. The suppliers have  produced the Vivamore components.   During  June 2013,  Suite-K is scheduled to fill and assemble and convert the raw components of Vivamore into finished goods.  This product launch is discussed  under the caption  “New Product Lines” and contained in our discussion regarding the Selena Gomez fragrance.

Risk Factors:

We have received a termination notice in connection with our licensing  agreement:

16.           With respect to comment No. 16,  and the termination notice received in connection with the Selena Gomez Licensing Agreement, we have revised the risk factor to note that  July Moon and Selena Gomez seek $5.2 million in damages based upon a net guaranteed minimum payment during the term of the Licensing Agreement.  We are not able to quantify the  impact on revenues, income or cash flow if  July Moon and Selena Gomez are successful  in securing a judicial determination that the Company is in breach and no longer  has any rights to the trademark.

We are subject to litigation:

17.           With respect to comment No. 17,  and  the risk of litigation, we have disclosed that if a monetary judgment is entered against us, this will impact our operating capital.  Since the Company has filed affirmative defenses and cross claims in pending litigation, the Company cannot determine with any degree of certainty whether pending litigation would have a “material adverse effect” on the Company’s operations.  We have amended the risk factor accordingly.

We have granted security interests in our assets:

18.           With respect to comment No. 18,  Victory has possession of raw materials and finished goods  valued at approximately $1.7 million.   The raw material consists of caps, bottles, pumps and fragrance oils.    Victory has a continuing security interest in the finished Product manufactured by Victory and has the right to file a lien on these assets at any time.  The lien can be perfected by filing a Financing Statement.   In case of default, Victory has the right to sell and/or liquidate the finished products.  However the  goods can only be  liquidated at the wholesale price to buyers  that do not interfere with the Company’s  distribution channels or to the Company’s current customers.

If Victory forecloses on its security interest,  the Company’s ability to fill purchase orders and deliver the finished goods to customers may  be delayed.

We  granted Parfums Investment, LLC a security interest in both the Selena Gomez and Adam Levine licensing agreements. We have confirmed with Parfums that the pendency of the Selena Gomez litigation does not impact Parfums Security Interest and the underlying loan remains in good standing.  However, if we default on the Parfums obligation  and Parfums forecloses on its security interest, we will lose our rights to market and sell both fragrance lines.

Our Officers and Directors may have conflicts of interest:

19.           With respect to comment No. 19 regarding officer and director conflicts, we have deleted the risk factor.   Gigantic has ceased  operations.  It does not intend to enter into the fragrance business as either  a manufacturer, supplier or distributor.  Gigantic receives passive income from a royalty stream and does not engage or plan to engage in any business opportunity which could in any way be construed as competing with ID Perfumes.

Management Discussion and Analysis:

Quantitative Analysis:

20.           With respect to comment No. 20, there is a short fall of $423,000  on  a  minimum guaranteed management fee.

Liquidity and Capital Resources:

21.           With respect to comment No. 21, the aggregate total amount of the outstanding related party loans total $2,613,936, of which $2,499,878 is in default.   The default amounts have been added to our Liquidity and Capital Resources section and have been further disclosed in the risk factor titled “We have defaulted on loan obligations.

Certain Relationships and Related Transactions, and Director Independence:

22.           With respect to comment No. 22.  We have disclosed that  in November 2007, Mr. Lekach  loaned  the Company $3,294,267 with interest at the rate of 5% per annum.   The note is payable in 35 monthly installments of $94,121 beginning November 1, 2010.  Principal balance plus accrued interest is due October 31, 2013.   As of December 31, 2012 the outstanding note balance was $1,765,656.  ID did not make timely payments and the note is in default.  Mr. Lekach also converted $1.5 million in debt into 1.5 million shares of common stock.

23.           With respect to comment No. 23, Gigantic was paid $123,000 pursuant to the Service Agreement and have revised the disclosure accordingly.

24.           With respect to comment No. 24, we have attached a copy of the Company’s loan with Compania as an Exhibit 10.11  to the Registration Statement.

Legal Proceedings:

25.           With respect to comment No. 25.we have  provided full disclosure with respect to both the Victory and Selena  Gomez lawsuit.  We have identified the alleged breaches, cross claims and the damages sought in the various suits.

Market Price of and Dividends on the Registrant’s Common Equity:

26.           With respect to comment No. 26,  the 2008 Stock Equity Plan was approved by the written consent of the holders of a majority of  the Company’s issued and outstanding shares of common stock.  The number of shares voting in favor of the Plan was sufficient for approval.

27.           With respect to comment No. 27, we have disclosed that  that the holder of the note will have at maturity the option to receive (1)cash plus interest (2) $1 million of fragrance inventory at the Company’s wholesale price list, or (3) conversion of all or a portion of the outstanding balance at the exchange ratio of $4.00 per share.  We have further clarified the  disclosure that if the Holder requests payment solely in cash for all, but not part of the note,  the holder will receive an incentive payment of $100,000.

The maturity date on the note is  February 28, 2014.

28.           With respect to comment No. 28, we have changed the reference to ASC 230-10-45-24

29.           With respect to comment No. 29,  be advised that both Mr. Lekach and Gigantic have guaranteed the terms and conditions of the Selena Gomez Licensing  Agreement.   Gigantic is a guarantor of the Adam Levine Licensing.  Mr. Lekach is not a guarantor of this Agreement.  There are no separate guarantee agreements.  The guarantees are included with the agreements.   Mr. Lekach executed a personal guarantee in connection with the Commonwealth Distribution Agreement.   The Personal Guarantee is included  as part of Exhibit 10.8.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
ID Perfumes, Inc.

                      ID